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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14122

D.R. Horton, Inc.

(Exact name of registrant as specified in its charter)

1901 Ascension Boulevard, Suite 100, Arlington, Texas 76006, (817) 856-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 3/8% Senior Notes due 2004

(Title of each class of securities covered by this Form)

Common Stock, 10 1/2% Senior Notes due 2005, 7 1/2% Senior Notes due 2007, 8% Senior Notes due 2009, 9 3/4% Senior Subordinated Notes due 2010, 7 7/8% Senior Notes due 2011, 9 3/8% Senior Subordinated Notes due 2011, and 8 1/2% Senior Notes due 2012

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

     Pursuant to the requirements of the Securities Exchange Act of 1934 D.R. Horton, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 15, 2004	By:
/s/ Paul W. Buchschacher Paul W. Buchschacher, Vice President and Corporate Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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